Exhibit 23.3

CONSENT OF INDEPENDENT VALUER

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role in the valuation process under the heading “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments” in the Registration Statement on Form S-11 (Commission File No. 333-223022), as reflected in Post-Effective Amendment No. 5, of Oaktree Real Estate Income Trust, Inc. and in the prospectus included therein.

In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

November 20, 2019

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.